Exhibit (5)

Recent Developments
The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit 1 to Italy’s Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (as filed with the Securities and Exchange Commission on October 14, 2020). To the extent that the information included in this section differs from the information set forth in the Annual Report, you should rely on the information in this section.
Information Sources
In addition to the information sources referred to in the Annual Report, certain other financial and statistical information contained in this section has been derived from the update of the 2020 Economic and Financial Document (Nota di Aggiornamento del Documento di Economia e Finanza 2020), dated October 7, 2020 (the "Update of the 2020 Economic and Financial Document"). The Update of the 2020 Economic and Financial Document is attached as Exhibit 6 to this amendment to the Annual Report.
THE ITALIAN ECONOMY
Gross Domestic Product
The following table sets forth information relating to nominal (unadjusted for changing prices) GDP, real GDP and population in Italy for the periods indicated.
GDP Summary
	2015	2016	2017	2018	2019
Nominal GDP (in € millions)(1)	1,655,355	1,695,787	1,736,593	1,771,063	1,789,747
Real GDP (in € millions)(2)	1,655,355	1,676,766	1,704,733	1,720,827	1,726,724
Real GDP per cent change	0.9	1.3	1.7	0.9	0.3
Population (in thousands)	60,796	60,666	60,589	60,484	60,360
__________________________
(1)	Nominal GDP (in € millions) calculated at current prices.
(2)	Real GDP (in € millions) at constant euro with purchasing power equal to the average for 2015.
Source: ISTAT.

PUBLIC FINANCE
The Update of the 2020 Economic and Financial Document
In October 2020, Italy published its Update of the 2020 Economic and Financial Document, which included revised projections and forecasts on the economic situation in Italy and Europe.
The table below presents the main public finance objectives included in the Update of the 2020 Economic and Financial Document.
Public Finance Objectives (in % of GDP)
Update of the 2020 Economic and Financial Document	2019	2020	2021	2022	2023
Net Borrowing	(1.6)	(10.8)	(7.0)	(4.7)	(3.0)
Interest Expense	3.4	3.5	3.3	3.1	3.1
Primary Balance	1.8	(7.3)	(3.7)	(1.6)	0.1
Structural Net Borrowing	(1.9)	(6.4)	(5.7)	(4.7)	(3.5)
Structural Change	0.4	(4.5)	0.7	0.9	1.2
Public Debt, gross of euro area financial support	134.6	158.0	155.6	153.4	151.5
Public Debt, net of euro area financial support	131.4	154.5	152.3	150.3	148.6
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Source: Ministry of Economy and Finance.
The forecast for real GDP in 2020 was revised downwards to negative 9.0 per cent in the Update of the 2020 Economic and Financial Document compared to negative 8.0 per cent in the 2020 Economic and Financial Document, mainly due to a further contraction of GDP in the second quarter of 2020 as a result of the prolonged closure of businesses in Italy and the further spread of Coronavirus globally compared to what had been assumed in April 2020. The forecast for real GDP in 2020 in the Update of the 2020 Economic and Financial Document also took into account a more cautious forecast for GDP growth in the fourth quarter of 2020, which was revised downwards to an increase by 0.4 per cent compared to an increase by 3.8 per cent forecasted in the 2020 Economic and Financial Document, this negative adjustment being mainly due to another increase in the number of cases of Coronavirus both in Italy and globally that is expected to negatively affect Italian exports and tourism, among other sectors.
Macroeconomic Forecasts (in %)
Update of the 2020 Economic and Financial Document	2019	2020	2021	2022	2023
Real GDP	0.3	(9.0)	5.1	3.0	1.8
Nominal GDP	1.1	(8.0)	5.8	4.2	2.8
Private consumption	0.4	(8.9)	4.9	2.8	1.8
Public consumption	(0.2)	2.0	0.2	0.0	(0.2)
Investments	1.6	(13.0)	7.4	4.8	2.9
Exports of goods and services	1.0	(17.4)	9.5	5.6	3.5
Imports of goods and services	(0.6)	(13.8)	8.3	4.7	3.6

Update of the 2020 Economic and Financial Document	2019	2020	2021	2022	2023
Domestic demand	0.5	(7.4)	4.3	2.5	1.6
Change in inventories	(0.7)	0.0	0.3	0.1	0.1
Net exports	0.5	(1.5)	0.4	0.4	0.0
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Source: Ministry of Economy and Finance.
Coronavirus pandemic in Italy: recent economic trends.  In the first half of 2020, Italy’s GDP decreased by 17.9 per cent compared to 2019, led by a decrease in internal demand and a higher fall in exports than imports. The Update of the 2020 Economic and Financial Document outlines the impact the Coronavirus pandemic had on the Italian economy in 2020:
•
Private sector consumption. Private sector consumption decreased by 6.4 per cent in the first quarter of 2020, and by 11.5 per cent in the second quarter of 2020, in each case compared to the previous quarter. This decrease was mainly due to the effects of the lockdown measures adopted by the Government, more prudent consumption by the private sector, uncertainty over spending power and job security.

•
Household indebtedness. Despite the Coronavirus pandemic, household indebtedness as a percentage of disposable income remained substantially unchanged in the first quarter of 2020 at 61.9 per cent and increased to 63.2 per cent in the second quarter of 2020, in each case compared to the previous quarter.

•
Construction. Housing transactions decreased in the first half of 2020, due to the effects of the lockdown measures adopted by the Government, while house prices increased by 1.7 per cent in the first quarter of 2020, and by 3.4 per cent in the second quarter of 2020, in each case compared to the same quarter in 2019.

•
Manufacturing. The lockdown measures had a negative effect on the manufacturing sector, with value add by the sector decreasing by 8.5 per cent in the first quarter of 2020, and by 20.0 per cent in the second quarter of 2020, in each case compared to the previous quarter. Industrial production was also negatively impacted in the first half of 2020, with indexed industrial production decreasing by 8.8 per cent in the first quarter of 2020, and by 16.9 per cent in the second quarter of 2020, in each case compared to the previous quarter. However, the easing of lockdown measures from May 2020 onwards impacted positively on industrial production, with indexed industrial production increasing by 41.5 per cent, 8.2 per cent and 7.4 per cent in May, June and July 2020 respectively, in each case compared to the previous month.

•
Services. Value add by the services sector decreased by 4.7 per cent in the first quarter 2020, and by 11.3 per cent in the second quarter of 2020, in each case compared to the previous quarter. Transport and hospitality were the most negatively affected, with value add decreasing by 9.7 per cent in the first quarter of 2020, and by 21.3 per cent in the second quarter of 2020, in each case compared to the previous quarter.

•
Employment and Labor. Government measures implemented in connection with the Coronavirus pandemic mitigated the negative effects on employment and labor of the economic slowdown and the measures enacted to control the spread of Coronavirus. Nonetheless, employment decreased by 0.4 per cent in the first quarter of 2020, and by 2.0 per cent in the second quarter of 2020, in each case compared to the previous quarter, with workers on fixed term contracts being the most affected decreasing by 21.6 per cent in the second quarter of 2020 compared to the second quarter of 2019. Unemployment rates decreased by 7.1 per cent in the first quarter of 2020, and by 12.4 per cent in the second quarter of 2020, in each case compared to the previous quarter. This was mainly due to an increase in persons being classified as inactive (i.e. neither seeking nor being available for employment) rather than unemployed.

•
Prices and Wages. Wages increased by 2.5 per cent in the second quarter of 2020 compared to the first quarter of 2020, which may have been caused by a change in the employment structure due to a widespread recourse to employee furloughs. The changes in demand as a result of the lockdown caused a decrease in prices for energy and certain services, compared to an increase in the prices for food products.

•
Foreign Trade. Imports and exports decreased by 16.4 per cent and 13.3 per cent, respectively, in the period January to August 2020, compared with the same period in 2019, with the decrease in exports being mainly due to a reduction in the export of machinery (which decreased by 17.3 per cent), base metals and metal (non-machine) products (which decreased by 12.1 per cent), leather products other than clothing (which decreased by 24.3 per cent) and transportation means other than vehicles (which decreased by 17.8 per cent), in each case compared with the same period in 2019. In the period June to August 2020, both imports and exports increased on a seasonally adjusted basis by 18.7 per cent and 26.2 per cent, respectively, in each case compared to the previous three months, resulting in a trade surplus of €36.6 billion (of which €6.7 billion with Member States and € 29.9 billion with other countries).

The following table compares the main finance indicators included in the 2020 Stability Programme and the Update of the 2020 Economic and Financial Document. Due to the uncertainty caused by the ongoing Coronavirus pandemic, and in line with other EU Member States, public forecasts in the 2020 Economic and Financial Document were limited to the period 2020-2021. The following table therefore does not include comparison data for the years 2022-2023.
Main Finance Indicators – 2020 Economic and Financial Document
v. Update of the 2020 Economic and Financial Document
	2019	2020	2021
Nominal GDP growth rate
2020 Economic and Financial Document	1.2	(7.1)	6.1
Update of the 2020 Economic and Financial Document	1.1	(8.0)	5.8
Difference	(0.1)	(0.9)	(0.3)
Net Borrowing, as a % of GDP
2020 Economic and Financial Document	(1.6)	(10.4)	(5.7)
Update of the 2020 Economic and Financial Document	(1.6)	(10.8)	(7.0)
Difference	0.0	(0.4)	(2.7)
Public Debt, as a % of GDP
2020 Economic and Financial Document	134.8	134.8	155.7
Update of the 2020 Economic and Financial Document	134.6	158.0	155.6
Difference	(0.2)	23.2	(0.1)
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Source: Ministry of Economy and Finance.

The budgetary policy framework described in the Update of the 2020 Economic and Financial document takes into account the EU’s Recovery Plan (the so-called Next Generation EU) (the “NGEU”), a set of instruments to support and relaunch the economies of Member States, which provide for €750 billion in resources for the period 2021 to 2026 in the form of loans and grants to Member States. The NGEU comprises three pillars: (i) supporting Member States to recover, (ii) kick-starting the economy and helping private investment, and (iii) learning lessons from the crisis, with funds distributed in different proportions across the pillars. The largest proportion of NGEU funds (€560 billion) has been allocated to the Recovery and Resilience Facility, which comprises of grants and loans. Italy has been allocated €44.7 billion in grants for the period 2021-2022, with a possible further €20.7 billion for 2023 based on current forecasts. The principal objectives for Italy’s budgetary policy for the period 2021 to 2023 have been summarized as follows in the Update of the 2020 Economic and Financial Document:
•	In the short term, supporting workers and businesses that were most affected by the Coronavirus pandemic, for so long as it carries on;
•	Taking advantage of the NGEU resources to implement an investment and reform programme to bring the Italian economy on a path of sustained and balanced growth;
•
Strengthen the measures taken to support the Mezzogiorno and internal areas, to improve territorial cohesion and prevent the Coronavirus pandemic from deepening the disparities across different areas of Italy;

•	Implementing a wide tax reform to improve fairness, efficiency and transparency of the tax system, reducing the tax burden on low and middle earners;
•	Ensuring a qualitative improvement of public finances, moving resources towards uses that are more likely to improve the welfare of citizens; and
•
Assuming that the crisis caused by Coronavirus pandemic is gradually resolved in the next two years, bringing public debt to levels that are compatible with a continued and significant reduction of the debt-to-GDP ratio.

PUBLIC DEBT
General
The Italian Government’s latest forecasts of the debt-to-GDP ratio are usually included in the Economic and Financial Document of 2020. Due to the uncertainty caused by the ongoing Coronavirus pandemic, and in line with other EU Member States, public forecasts in the 2020 Economic and Financial Document were limited to the period 2020-2021. Accordingly, the Italian Government’s latest forecasts of the debt-to-GDP ratio were updated in the Update of the 2020 Economic and Financial Document to also include the period 2022-2023. The table below shows the Italian Government’s forecasts of the debt-to-GDP ratio for the period 2019-2023. In 2019, Italy’s debt-to-GDP ratio decreased by 0.1 per cent compared to 2018, reaching 134.6 per cent of GDP gross of euro area financial support and 131.4 per cent of GDP net of euro area financial support. Based on preliminary estimates, Italy’s debt-to-GDP ratio (gross of euro area financial support) is expected to increase to 158.0 per cent and 155.6 per cent in 2020 and 2021, respectively. This substantial increase in Italy’s debt-to-GDP ratio is primarily caused by an expected fall in nominal GDP over the same period as a consequence of the national lockdown imposed by the Italian Government from March 9, 2020 to May 4, 2020, and other direct and indirect effects of the Coronavirus pandemic on the Italian economy.
Forecasted Debt-to-GDP Ratios
	2019	2020	2021	2022	2023
Public Debt, gross of euro area financial support	134.6	158.0	155.6	153.4	151.5
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Source: Ministry of Economy and Finance.
TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt (1) as of September 30, 2020
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	43,667
Treasury accounts (2)	floating	none	165,042
Total floating internal debt of the Treasury			208,709

Liquidity buffer (2)	floating	none	(100,742)
Total floating internal debt net of liquidity buffer			107,967
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(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
(2)	Data as of August 30, 2020.
Source: Ministry of Economy and Finance and Bank of Italy.

Funded Internal Debt(1) as of September 30, 2020
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	91,968
CTZ	various	various	68,963
CCT	various	various	136,590
BTP	various	various	1,534,482
BTP Futura	various	various	6,132
BTP€I	various	various	162,060
BTP Italia	various	various	84,484
Other funded internal debt	various	various	192,046
Total funded internal debt of the Treasury			2,276,724
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(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance and Bank of Italy.
External Bonds of the Treasury as of September 30, 2020
The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2020.
Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€ 2,989,408,951
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€ 1,708,233,686
$2,500,000,000	2.38%	99.72	October 17, 2019	October 17, 2024	$2,500,000,000	€ 2,135,292,108
$2,000,000,000	2.88%	99.09	October 17, 2019	October 17, 2029	$2,000,000,000	€ 1,708,233,686
$2,500,000,000	4.00%	99.62	October 17, 2019	October 17, 2049	$2,500,000,000	€ 2,135,292,108

					$12,500,000,000	€ 10,676,460,540

Euro(2)

€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,198,480,000	€1,198,480,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€299,685,000	€299,685,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€588,645,000	€588,645,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€559,580,000	€559,580,000
€2,259,500,000	6.07%	100.00	July 1, 2011	December 31, 2027	€1,278,745,501	€1,278,745,501
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€250,460,800	€250,460,800
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€22,617,516	€22,617,516
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€262,590,000	€262,590,000
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,050,780,000	€1,050,780,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€314,658,000	€314,658,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€674,325,360	€674,325,360
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000
€801,000,000	0.91% Inflation Indexed	100.00	December 2, 2019	September 1, 2039	€799,152,000	€799,152,000
€1,400,000,000	5.35%	100.00	January 27, 2020	January 27, 2048	€1,400,000,000	€1,400,000,000
€2,000,000,000	Zero Coupon	99.49	April 29,2020	March 24, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.40	April 29,2020	May 5, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.79	May 12, 2020	April 28, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.89	May 29,2020	June 9, 2021	€2,000,000,000	€2,000,000,000

					€28,424,719,177	€28,424,719,177
Euro Ispa Bonds(3)

€3,250,000,000	5.12%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€7,700,000,000	€7,700,000,000
Pound Sterling(4)(*)

£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,644,105,880
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€274,017,647
				£1,750,000,000		€1,918,123,527
Japanese Yen(5)(*)

¥25,000,000,000	0.88%	100	March 29, 2019	March 29, 2023	¥25,000,000,000	€202,003,878
						€202,003,878
TOTAL OUTSTANDING				¥25,000,000,000		€49,921,307,121
__________________________
(1)	U.S. dollar amounts have been converted into euro at $1.1708/€1.00, the exchange rate prevailing at September 30, 2020.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Pounds Sterling amounts have been converted into euro at £0.91235/€1.00, the exchange rate prevailing at September 30, 2020.
(5)	Japanese Yen amounts have been converted into euro at ¥123.76/€1.00, the exchange rate prevailing at September 30, 2020.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.
Source: Ministry of Economy and Finance.
	As of September 30, 2020
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	21.82	3.85
Euro(1)	73.84	95.60
Pounds Sterling	3.92	0.55
Japanese Yen	0.41	-
Total External Bonds (in millions of Euro)	48,921.31	49,953.74
__________________________
(1)	Including Euro ISPA Bonds.
Source: Ministry of Economy and Finance.

As of July 31, 2020, the holdings of General Government securities were as follows (in millions): the Bank of Italy held €507,231, other MFI held €691,037, other resident financial institutions held €373,613, other residents held €239,631, and non residents held €749,046.